Exhibit 99.(j)

KPMG LLP
345 Park Avenue New York, NY 10154

Consent of Independent Registered Public Accounting firm

The Board of Trustees and Shareholders of The Reserve Fund:

We consent to the references to our firm under the heading “Independent Registered Public Accounting Firm” included in these statements of additional information.

March 4, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.